PRESS RELEASE

Corporate Update

(All dollar amounts in Canadian dollars)

August 16 2007, Vancouver, British Columbia – New Gold Inc. (NGD:TSX/AMEX).   In light of recent uncertainty in global credit markets, the Company felt it prudent to provide an update on the status of its cash holdings of approximately $420 million.  The Company has continued to invest this in accordance with its investment policy, the objectives of which are (in decreasing order of importance) to preserve capital by investing in highly rated instruments, to ensure liquidity, and to ensure adequate returns.  All of the Company’s invested assets are rated (by DBRS Ltd.) R1 High and were selected on the basis of professional advice.

An “A” note of $6.5 million held with a Coventree Inc. (“Coventree” COF:TSX) sponsored fund, which came due and payable to the Company on August 13, 2007 was not paid and remains outstanding.  New Gold is currently investigating the situation and potential solutions through a number of avenues including direct dialogue with Coventree, who have publicly stated that this situation has been caused by a disruption in the liquidity in certain areas of the market for asset backed securities.  DBRS Ltd. continues to confirm the R1 High rating of the Coventree sponsored funds. The Company holds an additional approximately $152 million A Notes issued by a number of Coventree Inc. sponsored funds which have varying maturity dates to September 7, 2007.  It is also important to note that the A notes are supported by liquidity facilities that are intended to protect investors from a market disruption.  In a press release dated August 14, 2007, Coventree stated that a number of investors have elected to renew their investments as they matured.  The majority of the Company’s remaining cash is held in Bankers Acceptances or bank sponsored Asset Backed Securities, which predominantly mature by August 24, 2007.

Notwithstanding this information, the Company currently believes it has sufficient cash available to maintain its development schedule, and financial obligations, for its New Afton Project during this period of market uncertainty.

Work at the Company’s New Afton Cu-Au Project continues according to schedule, with the focus on the underground development.  Positive progress continues to be made on the mine permit application and the Company is working with the Government of BC to obtain this permit as soon possible.  Initial preparatory work has begun for the hole planned to be wedged from hole AF-125 (results for which were recently announced on August 7, 2007).   As discussed in the August 7, 2007 press release, the presence of high grade mineralization 200 metres below the resource is very encouraging, indicating the strength of the mineralized system persists, and remains open, at depth.  The goal of the wedge hole is to intersect the target area, potentially as much as 500 – 600 metres vertically below the mineralized intersection in AF-125.  A second diamond drill is testing for extensions of mineralization from the Hanging Wall Lenses south of the Afton Open Pit.  In addition to exploration at the New Afton site the Company has been conducting exploration work on its Ajax Property and Magnum option, which is located immediately west of the Ajax Property.  To date this work has consisted of geological mapping and geochemical sampling, which, in conjunction with previous geophysical surveys, are being used to define targets for diamond drilling to be completed later this year.

For further information on New Gold Inc. and the New Afton Project, please contact:

Chris Bradbrook

President and Chief Executive Officer

New Gold Inc.

601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 877-977-1067 or 604-687-1629, Fax: 604-687-2845
Email: invest@newgoldinc.com
Website: www.newgoldinc.com

Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Securities Act (Ontario) and Securities Act (Alberta) or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and gold, that the Company will receive required permits and access to surface rights, that the Company can access the total required financing, appropriate equipment and sufficient labour and that the political environment within British Columbia and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to complete the development of the New Afton project. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

WARNING:  The Company relies upon litigation protection for “forward-looking” statements.